AeroClean Technologies, Inc.

10455 Riverside Drive

Palm Beach Gardens, FL 33410
(833) 652-5326

November 19, 2021

VIA EDGAR

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Austin Pattan
Jan Woo

Re:	AeroClean Technologies, Inc. Offering Statement on Form 1-A File No.: 024-11650

Acceleration Request

Requested Date:	November 23, 2021

Requested Time:	4:00 PM Eastern Time

Ladies and Gentlemen:

AeroClean Technologies, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Valerie Ford Jacob, who is an attorney with the Company’s outside legal counsel, Freshfields Bruckhaus Deringer US LLP, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the staff comments and declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also agrees that it will only sell its securities pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from a state’s registration requirements.

The Company requests that it be notified of such qualification by telephone call to Valerie Ford Jacob at (212) 284-4926 or email to her at: valerie.jacob@freshfields.com.

Sincerely,

AeroClean Technologies, Inc.

By:	/s/ Jason DiBona
Name: Jason DiBona
Title: Chief Executive Officer

[Signature Page – Acceleration Request]